                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         CONNECTIVE THERAPEUTICS, INC.
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                                (Name of Issuer)


                         Common Stock, $.001 Par Value
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                         (Title of Class of Securities)


                                   207854100
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                                 (CUSIP Number)

             Donald F. Parman, SmithKline Beecham Properties, Ltd.
                   One Franklin Plaza, Philadelphia, PA 19102
                            Telephone 215-751-7633
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               December 31, 1996
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            (Date of Event which Requires Filing of this Statement)
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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 207854100                                           PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         SmithKline Beecham Properties, Ltd.
         51-0304934

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a) [ ]
                                                              (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*

    OO

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(D) OR 2(E)                                        [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

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                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                 637,733
BENEFICIALLY   ----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING                None
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                          637,733
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                          None

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     637,733

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.89%

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14   TYPE OF REPORTING PERSON*

     CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                                               Page 3 of 5 Pages

Item 1.  Security and Issuer.

                 Common Stock, $.001 par value per share

                 Connective Therapeutics, Inc.
                 3400 West Bayshore Road
                 Palo Alto, California  94303


Item 2.  Identity and Background.

                  (a)     The name of the person filing this Schedule is:

                          SmithKline Beecham Properties, Ltd. ("SBP"), a
Delaware corporation, the record holder of the shares which are the subject of this report, is a wholly owned subsidiary of SmithKline Beecham plc engaged in finance and investment activities principally within the SmithKline Beecham group.

                  (b)     The principal business address of SBP is:

                          1403 Foulk Road
                          Suite 102
                          P.O. Box 7108
                          Wilmington, DE 19803-2775

                  (c) Information concerning SBP is set forth in response to Item 2(a) above.

                  (d) During the last five years, SBP has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

                  (e) During the last five years SBP was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

                  (f)     Not applicable.

Item 3.  Source and Amount of Funds or Other Consideration.

          SBP acquired 637,733 shares of the Common Stock, $.001 par value per share, of the Issuer on December 31, 1996, in a private placement as partial consideration for sale to Issuer of the RIDAURA brand of auranofin in the United States, Canada and Puerto Rico.


Item 4.  Purpose of Transaction.

          SBP intends to review from time to time the business affairs and financial position of the Issuer. Based on such evaluation and review, as well as general economic and industry conditions existing at the time and SBP's own financial plans, SBP may consider from time to time various alternative courses of action. Such action may include the acquisition of additional shares through open market purposes, privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the shares in the open market, in privately negotiated transactions, through public offering or otherwise. All of the securities acquired have been acquired for investment purposes.
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                                                               Page 4 of 5 Pages


Item 5.  Interest in Securities of the Issuer.

            (a)  Amount and Percent Beneficially Owned


                 Registered Name                       No. of Shares    Percent
                 ---------------                       -------------    -------
                 SmithKline Beecham Properties, Ltd.      637,733        7.89%

            (b) SBP has sole voting and investment power with respect to the 637,733 shares of Common Stock identified in subparagraph (a) above.

            (c) The only transactions involving SBP and the Common Stock of the Issuer are the transactions referenced above.

            (d) Except for SBP's right, as a shareholder of the Issuer, to receive a portion of dividends from, or the proceeds from the sale of, the securities referenced above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced above.

            (e)  Not  applicable.

Item 6.          Contracts, Arrangements, Understandings or
                 Relationship With Respect to Securities of the Issuer.

                 Under the terms of the Stock Issuance Agreement (filed as Exhibit 1) the number of shares is subject to adjustment at December 31, 1997 based on the then current market price of the Common Stock of the Issuer.


Item 7.          Materials to be Filed as Exhibits.

                          Exhibit 1.  Stock Issuance Agreement dated as of
December 31, 1996.
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                                                               Page 5 of 5 Pages

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED:  January 10, 1997

                                           SMITHKLINE BEECHAM PROPERTIES, LTD.


                                           By:     Donald F. Parman
                                               --------------------------------
                                                   Donald F. Parman
                                                   Secretary